SECURITIES AND EXCHANGE COMMISSION
		       Washington, D.C. 20549


			      FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

     For the fiscal year ended April 27, 1996


	OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

	For the transition period from _____ to ______



	Commission file number 1-6071


	RYMER FOODS INC.
	EMPLOYEE STOCK PURCHASE PLAN
	----------------------------
	(full title of the plan)



	RYMER FOODS INC.
	4600 South Packers Avenue
	Chicago, Illinois 60609
	---------------------------------------------------------------
	(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

	RYMER FOODS INC.
	EMPLOYEE STOCK PURCHASE PLAN
	Table of Contents

								       Page
								      Number

	Report of Independent Accountants                                3


	Financial Statements
	--------------------
	  Statements of Financial Condition as of
	   April 27, 1996 and April 29, 1995                             4

	  Statement of Income and Changes in Participants'
	   Equity for the fiscal years ended April 27,
	   1996, April 29, 1995 and April 30, 1994                       5

	  Notes to the Financial Statements                             6-9

	  Signatures                                                    10


	Exhibit
	-------
	   1      Consent of Coopers & Lybrand L.L.P.                   11


	NOTE:   Schedules I, II and III have been omitted because the
	required information is presented in the Financial Statements or the information is not applicable.

	REPORT OF INDEPENDENT ACCOUNTANTS




To the Trustees
RYMER FOODS INC. EMPLOYEE STOCK PURCHASE PLAN
Chicago, Illinois


We have audited the financial statements of the RYMER FOODS INC. EMPLOYEE STOCK PURCHASE PLAN (the Plan) as listed in the table of contents on page
2 of this Form 11-K. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of April 27, 1996 and April 29, 1995 and the income and changes in participant's equity for the three plan years in the period ended April 27, 1996 in conformity with generally accepted accounting principles.






Chicago, Illinois
August 2, 1996

			 RYMER FOODS INC.
		  EMPLOYEE STOCK PURCHASE PLAN

	       STATEMENTS OF FINANCIAL CONDITION

	       April 27, 1996 and April 29, 1995




ASSETS:                                             1996            1995

Investment in common stock of Rymer Foods
 Inc., at fair value (2,523 shares at a cost
 of $7,351 in 1996; 15,311 shares at a cost
 of $44,840 in 1995)                             $ 2,050          $26,794

Cash                                                 311            1,667

Amounts receivable from Rymer Foods Inc.              -               410

Total Assets                                     $ 2,361          $28,871


LIABILITIES:

Distributions payable to terminated
 participants                                    $   301          $   301


PARTICIPANTS' EQUITY:

Participants' equity                               2,060           28,570

Total Liabilities and
Participants' Equity                             $ 2,361          $28,871


			   See accompanying notes.

			      RYMER FOODS INC.
		       EMPLOYEE STOCK PURCHASE PLAN

	STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

	For the fiscal years ended April 27, 1996, April 29, 1995 and April 30, 1994


Additions:                                        1996    1995    1994

	Participant contributions               $ 8,182 $41,850 $12,769
	Net appreciation in fair
	 value of investments                       --      --    7,372

	 Total additions                        $ 8,182 $41,850 $20,141

Deductions:

	Distributions to participants           $32,455 $15,566 $18,476

	Net depreciation in fair
	 value of investments                     2,237  10,083     --

	 Total deductions                       $34,692 $25,649 $18,476

	Net additions (deductions) to
	 participants' equity                   (26,510) 16,201   1,665

	Participants' equity:
	  Beginning of year                      28,570  12,369  10,704
	  End of year                           $ 2,060 $28,570 $12,369

			    See accompanying notes.

			     RYMER FOODS INC.
		      EMPLOYEE STOCK PURCHASE PLAN

		     NOTES TO FINANCIAL STATEMENTS

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	The fiscal year of the Rymer Foods Inc. Employee Stock Purchase Plan (the Plan) coincides with the end of the sixth fiscal period of Rymer Foods Inc.

	The financial statements of the Plan are prepared using the accrual basis of accounting.

	The Plan invests in the common stock of Rymer Foods Inc. (Rymer or the Company). Investments are stated at fair value as determined by the closing price of the Company's common stock on the New York Stock Exchange on the last business day before the Plan's year-end. Accordingly, the net depreciation or appreciation in fair value of investments includes both realized gains and losses on distributions and the net change in the unrealized depreciation or appreciation of investments held at year-end.

	Investment securities are exposed to various risks, such as market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

	Expenses of the Plan and its administration are paid by the Company, except, in the event stock is bought or sold on the open market, related brokerage commissions are paid by the participants.
	Through April 27, 1996, the Company has elected to purchase all shares for the Plan out of its treasury shares. In addition, all shares sold by participants were purchased by the Company as treasury shares. Accordingly, to date, no brokerage commissions have been incurred by the Plan on behalf of participants.

2.      PLAN DESCRIPTION

	A.      General

		The purpose of the Plan, which became effective May 1, 1990, is to provide eligible employees of the Company and its subsidiaries with a convenient and cost effective means to purchase shares of the Company's common stock at current market prices through payroll deductions and optional cash contributions. No contributions are made by the Company. All active, full-time employees of the Company and its subsidiaries are eligible to participate in the Plan after being employed for a period of six months. As of April 27, 1996 and April 29, 1995, there were 4 and 12 participants in the Plan, respectively.

		The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

		The Company reserves the right, through its Board of Directors, to amend, suspend, or terminate the Plan at any time.

	B.      Contributions

		Participants may purchase shares with regular payroll deductions of not less than $5 per week. In addition, participants may elect to make optional cash contributions of at least $50 at any time after enrollment. A participant may elect to cancel payroll deduction contributions and still maintain an account in active status.

	C.      Stock Purchases

		All investments of the Plan are in shares of the Company's $1.00 par value common stock. The Company, at its sole discretion, may direct that purchases of common stock under the Plan be made in the open market, from a new issue of the Company's common stock, or from the Company's treasury.
		The Company currently intends to continue purchasing all shares from the Company's treasury. As of March 13, 1990, the date the Plan was adopted by the Company's Board of Directors, 298,975 shares of the Company's common stock held in the treasury were reserved for issuance under the Plan. As of April 27, 1996, the Company held 225,031 treasury shares available for issuance under the Plan.

		The purchase price of shares from the Company's treasury or for newly issued shares will be the average of the high and low of the Company's common stock as listed on the New York Stock Exchange for the first business day of the month for the preceding month. If the purchase of common stock is made on the open market, the price of shares will be the actual purchase price plus commissions.

		No fractional shares will be purchased. Any cash balance remaining after a stock purchase will be held in the participant's account until enough funds are available to purchase whole shares. No interest is paid on cash balances in participants' accounts.

		A participant may elect to be issued a stock certificate for shares purchased through the Plan. Certificates will only be issued in increments of not less than 100 shares. Once a stock certificate is issued and delivered to the participant, the shares will not be reflected in the assets of the Plan.

	D.      Sales of Shares

		A participant may sell some or all of the shares held in his or her account at any time upon written request. The Company will no longer purchase shares from the participant as treasury stock or sell shares on the open market through a designated broker. If a participant wants to sell their shares, the Company will issue a stock certificate. Once a stock certificate is issued and delivered to the participant, the shares can be sold through an independent broker.

	E.      Withdrawals

		Participants may withdraw from the Plan at any time upon written request. Upon withdrawal, the participant will be issued a stock certificate. The Company will issue a check for any cash balance remaining in the participant's account at the end of the month during which the withdrawal occurred.

		Upon termination of employment for any reason, an employee will no longer be eligible to participate in the Plan and shares accumulated shall be withdrawn from the Plan.

	F.      Vesting

		Participants have a fully vested and non-forfeitable interest in their accounts at all times.

3.      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

	During the fiscal year ended April 27, 1996, Plan participants withdrew 18,273 shares from the Plan by the issuance of stock certificates. The shares had an aggregate cost of $47,200.

	During the fiscal year ended April 29, 1995, Plan participants sold and withdrew 2,015 shares from the Plan. The shares had an aggregate cost of $3,849 and were sold for proceeds of $7,822 resulting in a realized gain to Plan participants of $3,973. In addition, Plan participants withdrew 2,524 shares from the Plan during the year by the issuance of stock certificates. The shares had an aggregate cost of $7,682.

	During the fiscal year ended April 30, 1994, Plan participants sold and withdrew 2,017 shares from the Plan. The shares had an aggregate cost of $4,182 and were sold for proceeds of $4,585 resulting in a realized gain to Plan participants of $403.
	In addition, Plan participants withdrew 3,653 shares from the Plan during the year by the issuance of stock certificates.
	The shares had an aggregate cost of $13,855.

	During the year ended April 30, 1994, five participants were withdrawn from the Plan due to termination of their employment. The Company has been unable to deliver payments to these former participants for their interests in the Plan.

	Accordingly, the amount of distributions payable to these terminated participants of $301 has been recorded as a liability in the Plan's Statement of Financial Condition as of April 27, 1996, April 29, 1995 and April 30, 1994.

	The change in net unrealized appreciation (depreciation) of Rymer common stock held as an investment by the Plan is summarized as follows:

					 1996        1995        1994

	Net unrealized depreciation
	 at beginning of year          $(18,045)  $ (3,989)   $(10,958)

	Net unrealized depreciation
	 at end of year                  (5,301)   (18,045)     (3,989)

	Net increase (decrease) in
	 unrealized depreciation
	 during the year               $(12,744)  $ 14,056    $ (6,969)


4.      ADMINISTRATION OF THE PLAN

	The Plan is administered and interpreted by the Company.
	The Company may delegate authority with respect to certain matters to officers or employees of the Company and its subsidiaries.
	The Company is required to maintain records of the Plan, send out quarterly statements, act as custodian and perform other duties relating to administration of the Plan. Costs of administering the Plan are paid by the Company.

5.      FEDERAL INCOME TAX

	The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The tax effect to employees resulting from participation in the Plan and from the sale of common stock purchased through the Plan is the responsibility of the participant.

SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


					       RYMER FOODS INC.
					   EMPLOYEE STOCK PURCHASE PLAN
						       (Name of Plan)



August 9, 1996                  By:    /s/ Edward M. Hebert
					   Edward M. Hebert
					   Senior Vice President, Chief
					   Financial Officer and Treasurer



EXHIBIT ONE
CONSENT OF COOPERS & LYBRAND L.L.P.


We consent to the incorporation by reference in the Rymer Foods Inc. registration statement on Form S-8 (File No. 33-79346) of the Rymer Foods Inc. Employee Stock Purchase Plan of our report dated August 2, 1996, on our audit of the financial statements of the Rymer Foods Inc. Employee Stock Purchase Plan for the plan years ended April 27, 1996, April 29, 1995 and April 30, 1994, which report is included in this annual report on Form 11-K.



				     Coopers & Lybrand L.L.P.


Chicago, Illinois
August 9, 1996